AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

January 21, 2014

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AerCap Holdings N.V.
Form 20-F for the Year Ended December 31, 2012
Filed March 13, 2013
Response dated December 12, 2013
File No. 1-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated December 20, 2013, setting forth comments to our Form 20-F for the year ended December 31, 2012 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2013, and our response dated December 12, 2013 to the Staff’s previous letter dated November 14, 2013. For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2012

Financial Statements

Notes to the Financial Statements

Note 1. General

ALS Transaction, page F-15

1.                                      We note your response to comment 4 of our letter dated November 14, 2013.   In regards to the ALS Note Receivable, please address the following:

•                  Your disclosures on page F-15 indicate that you will receive payments related to this receivable following the repayment of the G-Notes.  Payments will be equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability.  Based on these terms including the cap, please help us better understand how the ALS Note Receivable provides you with an upside potential as your response indicates;

Response:

We respectfully advise the Staff that notwithstanding the cap on the amount of cash flows, the upside potential refers to the timing of cash flows. This could occur for example through aircraft sales and/or refinancing’s by ALS. Under such scenario, we would receive cash payments under the ALS Note Receivable earlier than what was projected in determining its initial measurement, as described in our response to question 2 of this letter. The economic benefits from earlier timing of cash flows would increase the value assigned to the ALS Note Receivable, resulting in a gain and providing us with an upside compared to the initial value of $67.3 million.

•                  Please tell us whether you have previously sold controlling interests in any subsidiaries with contingent consideration terms and correspondingly how you accounted for these contingent consideration terms; and

Response:

We respectfully advise the Staff that we have not previously sold controlling interests in any subsidiaries with contingent consideration terms.

•                  Please help us better understand how you determined that this contingent asset should be subsequently measured based on amortized cost using the effective interest method.  We note your reference to the guidance of ASC 320-10-35-40b-1 and your disclosures which state that the ALS Note Receivable is a contingent asset which is in substance a structured note.  Please help us better understand how you determined that the ALS Note Receivable is in substance a structured note based on the definition provided in ASC 320-10-20 and correspondingly that this accounting guidance should be used.

Response:

We respectfully advise the Staff that we followed the guidance in ASC 805-30-25 for contingent considerations and the considerations in PwC’s Global Guide to Accounting for Business Combinations and Non-controlling Interests. The guidance in Chapter 2.6.4.8 of PwC’s Global Guide to Accounting for Business Combinations and Non-controlling Interests highlights that for seller contingent consideration arrangements (not meeting the definition of a derivative), a policy election can be made for subsequent measurement. Companies can either elect the fair value option or account for it as an interest bearing financial instrument. We elected to account for the ALS Note Receivable as an interest bearing financial instrument as it does not meet the criteria of a derivative.

We concluded that the ALS Note Receivable has similar characteristics and is in substance akin to a Structured Note as defined by ASC 320-10-20, as the cash flows under the ALS Note Receivable may vary both in amount and timing. We believe that applying the guidance in ASC 320-10-35-40 for the subsequent measurement and recognition of income on the ALS Note Receivable most closely matches the transaction’s facts and circumstances, as well as economic characteristics.

Based on these considerations we determined that the ALS Note Receivable should be subsequently measured at amortized cost using the effective interest method, similar to a Structured Note as per the guidance in ASC 320-10-20 and ASC 320-10-35-40.

2.                                      Please provide us with a summary of how you determined the fair value of both the ALS Coupon Liability and the ALS Note Receivable, including the methodology and key significant assumptions used.

Response:

We respectfully advise the Staff that we determined the fair value of both the ALS Coupon Liability and the ALS Note Receivable using the discounted cash flow method (DCF).

Due to the lack of comparable market transactions, we determined the fair value of the ALS Coupon Liability based on the income approach using assumptions about the market risk of similar financial instruments, as well as an estimate of future cash flows. The ALS Coupon Liability was valued at $97.1 million using a 5.5% discount rate, which was comparable to the traded yield of the Company’s senior unsecured notes with a similar duration on the date of completing the ALS Transaction. The estimated gross cash payments were $108.0 million.

The ALS Note Receivable was valued at $67.3 million using a 6.8% discount rate, which was higher than the ALS Coupon Liability considering its longer duration and higher risk, and was comparable with the industry average ROE adjusted for leverage. The estimated gross cash receipts were $101.6 million.

3.                                      It appears that the repayments of the ALS Coupon Liability are based on a fixed percentage of the purchase price rather than based on future revenues or a measure of income.  In this regard, please help us better understand how you determined that the guidance of ASC 470-10-25-1 should be used in accounting for this liability.

Response:

We respectfully advise the Staff that the ALS Coupon Liability of $97.1 million is the result of receiving cash proceeds in November 2012 from an investor (Guggenheim) and agreeing to repay a specified amount of $2.5 million per month for the subsequent period up to December 2016. Even though the payment is not based on a specified percentage or amount of revenue or measure of income, we determined that based on the facts and circumstances, these cash proceeds received in November 2012 are in substance debt and therefore income recognition is not appropriate in accordance with the guidance in ASC 470-10-25-1.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

/s/ Keith Helming
Keith Helming
Chief Financial Officer

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Enclosures

cc:        Paul Denaro – Milbank, Tweed, Hadley & McCloy LLP